FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bema Gold Corporation
Suite 3100 - 595 Burrard Street
Vancouver, BC V7X 1J1

Item 2.	Date of Material Change

November 17, 2004

Item 3.	News Release

Press release was issued at Vancouver, British Columbia on November 17, 2004

Item 4.	Summary of Material Change

The Company announced the closing of a public offering of 27,400,000 common shares at Cdn$3.65 per share and that the underwriters have also exercised their option to purchase an additional 6,850,000 common shares at the offering price of Cdn$3.65 for gross proceeds of Cdn$125,012,500.

Item 5.	Full Description of Material Change

The Company announced the closing of a public offering of 27,400,000 common shares at Cdn$3.65 per share and that the underwriters have also exercised their option to purchase an additional 6,850,000 common shares (34,250,000 common shares in aggregate) at the offering price of Cdn$3.65 for gross proceeds of Cdn$125,012,500. The underwriting syndicate was led by GMP Securities Ltd. and BMO Nesbitt Burns Inc. and included Canaccord Capital Corporation, CIBC World Markets Inc., Haywood Securities Inc. and Orion Securities Inc. The underwriters were paid a cash commission of 5% of the gross proceeds of the offering, or Cdn$6,250,625 in total.

Net proceeds of the offering will be used to further advance the Kupol gold and silver project in Russia and for general corporate purposes.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

Roger Richer
Corporate Secretary, Vice-President, Administration and General Counsel
604.681-8371

Item 9.	Date of Report

Dated at Vancouver, British Columbia, this 25th day of November, 2004.